

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2024

Kanat Mynzhanov
Chief Executive Officer
Tavia Acquisition Corp.
850 Library Avenue, Suite 204
Newark, DE 19711

> **Re: Tavia Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 9, 2024**
> **File No. 333-280275**

Dear Kanat Mynzhanov:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 2, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed July 9, 2024

General

1. We note your response to prior comment 2 and reissue the comment. It remains unclear how your proposed offering structure complies with Nasdaq Rule IM-5101-2(d). Rule IM-5101-2(d) limits the redemption rights of public shareholders to the shares of common stock. Therefore, please revise your proposed offering structure or provide us with a detailed analysis of how your offering structure complies with Rule IM-5101-2(d).

2. We note the revisions made in response to prior comment 3 including disclosure that in connection with the de-SPAC transaction, the company may amend the terms of the preferred stock, including with regard to the conversion price, to make the business combination more likely or to reduce the number of public shares being redeemed in connection with the business combination. Please provide additional disclosure throughout the prospectus regarding the potential to change the conversion price,

        including the potential negative impact a decreased conversion price would have upon ordinary shareholders, including the potential additional dilutive impact to ordinary shareholders. Add risk factor disclosures. Please also explain the statement on page 11 that such preferred shares could potentially be "recycled" to new investors in connection with the marketing of a potential business combination.

3.   Please revise your prospectus disclosures and Exhibit 10.1, the Letter Agreement, for consistency. As a non-exclusive example, we note that on page 15 of the prospectus you state that "the holders of the founder shares (but not the holders of the EBC founder shares) have agreed, subject to applicable securities laws, to vote any founder shares held by them and any public shares purchased in or after this offering in favor of our initial business combination." However, EBC is a party to the Letter Agreement, which includes a provision stating that in the event the company seeks shareholder approval of an initial business combination, the parties will vote all ordinary shares and convertible preferred shares owned by them in favor of the business combination. As another non-exclusive example, we note that the page 15 language referring to the agreement of the holders of the founder shares to vote any founder shares held by them in favor of your initial business combination is qualified as being subject to applicable securities laws. However, the corresponding provision in the Letter Agreement includes no similar qualifier. Please revise as appropriate.

Cover Page

4.   Please revise your filing to provide the address of your principal executive offices, rather than the address of your agent for service of process, as required by Form S-1.

Exhibits

5.   Please revise Exhibit 10.3 for consistency with the Nasdaq Listing Rules. More specifically, we note that the form trust account termination letter attached as Exhibit A to Exhibit 10.3, the Investment Management Trust Agreement, states that "[o]n the Consummation Date (i) counsel for the Company shall deliver to you written notification that the Business Combination has been consummated, or will be consummated substantially concurrently with your transfer of funds . . . ." However, Nasdaq Rule IM-5101-2(a) states that "[a]t least 90% of the gross proceeds from the initial public offering . . . must be deposited in a trust account maintained by an independent trustee . . . ." It is unclear how the release of funds earlier than the consummation of the initial business combination would comport with this listing standard.

      Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jason Simon, Esq.